Exhibit 12

GMAC LLC

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,
($ in millions)	2009	2008
Earnings
Consolidated net loss	$(675)	$(589)
Income tax (benefit) expense	(123)	18
Equity-method investee distribution	12	25
Equity-method investee loss	4	38

Consolidated loss before income taxes and loss from equity investees	(782)	(508)
Fixed charges	2,291	3,238

Earnings available for fixed charges	1,509	2,730
Fixed charges
Interest, discount, and issuance expense on debt	2,279	3,221
Portion of rentals representative of the interest factor	12	17

Total fixed charges	2,291	3,238
Preferred dividend requirements	146	26

Total fixed charges and preferred dividend requirements	$2,437	$3,264
Ratio of earnings to fixed charges (a)	0.66	0.84
Ratio of earnings to fixed charges and preferred dividend requirements (b)	0.62	0.84

(a)	The ratio indicates a less than one-to-one coverage for the three months ended March 31, 2009 and 2008. Earnings available for fixed charges for the three months ended March 31, 2009 and 2008, were inadequate to cover total fixed charges. The deficit amount for the ratio was $782 million and $508 million for the three months ended March 31, 2009 and 2008, respectively.
(b)	The ratio indicates a less than one-to-one coverage for the three months ended March 31, 2009 and 2008. Earnings available for fixed charges and preferred dividend requirements for the three months ended March 31, 2009 and 2008, were inadequate to cover total fixed charges and preferred dividend requirements. The deficit amount for the ratio was $928 million and $534 million for the three months ended March 31, 2009 and 2008, respectively.